Exhibit 10.7

September 21, 2020

Michael Brooks

[redacted]

Dear Michael,

As you know, we’re on a journey to create the industry’s leading biopharmaceutical solutions organization. To that end, on behalf of the Board and all of us who’ve been engaged in the conversation, I’m delighted to offer you the position of Chief Development Officer reporting to Alistair Macdonald, CEO.

We’re confident that your contributions will shape the business, drive performance and actualize our vision of Shortening the Distance from Lab to Life. I know you’re going to find your Executive Team members a collaborative and committed set of peers.

We have discussed that you will be based out of our Morrisville, North Carolina location. This offer is contingent upon your execution of the Syneos Health Confidentiality Agreement and Non-Solicitation Agreement, successful completion of our background investigation that includes reference checking, drug screening, and check of educational and employment credentials, and confirmation that you do not have any post-employment obligations to any former employer(s) or third party that prohibits you from working for Syneos Health as Chief Development Officer after your employment start date.

Assuming favorable results from the above, and you accept our offer, your target start date will be agreed by you and Alistair Macdonald. The Company understands and agrees that your start date is dependent on discussions with your current employer. Your annual base salary will be $500,000.00 US Dollars (USD), less applicable taxes and withholding amounts. You will be eligible to participate in the Syneos Health Management Incentive Plan (MIP). The MIP provides eligible employees an annual cash incentive for achieving performance goals established annually, at the discretion of the Board of Directors. Your annual MIP target will be 70% of your annual base salary. MIP payouts can potentially range from zero to 200% of your target.

As an additional incentive to join Syneos Health, we are pleased to provide you with a Sign-on Payment of $250,000.00. Timing for the payment of this incentive will depend upon your start date, but it will not be paid earlier than the first pay period after April 1, 2021.

Summary of Employment Offer Key Terms

Compensation Element	Amount
Base Salary	$500,000
Management Incentive Plan	Target is 70% of Base Salary ($350,000)
Long Term Incentive Plan	Target is 200% of Base Salary ($1,000,000) *
Total	$1,850,000

Sign-On Equity Grant Value	$2,000,000**
Sign-On Cash Payment	$250,000***

*Long Term Incentive (LTI) awards are granted as part of the normal Syneos Health equity award cycle, which typically occurs in the first quarter of each year. LTI awards are subject to annual review and approval by the Syneos Health Board of Directors and consist of 50% Restricted Stock Units (RSUs) and 50% Performance Restricted Stock Units (PRSUs). RSUs vest equally over three years in accordance with the terms set forth in the grant. PRSUs vest after three years based on performance against EPS and ROIC targets established for the three-year performance period (vesting can range from 0% to 150% of PRSUs granted).

**Sign-On Equity Grant will be issued in the form of Restricted Stock Units (RSUs) and are typically awarded on the 15th day of the month following the date of hire.

***Sign-on Cash Payment. You are required to reimburse the Company an amount equal to the Sign-On Cash Payment that you receive (after applicable taxes and other withholdings) if you voluntarily leave the Company before the second anniversary of your hire date. If repayment of the Sign-On Cash Payment is triggered, then you shall repay this amount to the Company in full within thirty (30) days of your termination of employment.

Executive Severance Plan. You are eligible to participate in the Company’s Executive Severance Plan during your employment with the Company. This Plan provides severance benefits if your employment is terminated by the Company for any reason other than death, disability or Cause, or you resign for Good Reason (as those terms are defined by the Plan).If you are subject to a Qualifying Termination (as defined in the Plan) prior to the second anniversary of your hire date, (i) one-half of your Sign-On Equity Grant will become fully vested, and (ii) you will not be subject to any post-termination non-compete obligations. This paragraph supersedes the provisions contained in the agreement(s)evidencing the grant of the Sign-On Equity Grant, provided that the provisions of the equity award will control to the extent such provisions are more favorable to you.

Additional Sign-on Cash Payment. If you are unable to commence employment with Syneos Health due to continuing obligations to your current employer, the amount of the Sign-on Cash Payment will be increased to reflect the base salary that you otherwise would have received from the Company for a period of up to six month (less applicable taxes and withholdings). This shall be calculated based on the time period between your separation from your current employer and your hire date with the Company, excluding any time (a) that you voluntarily choose to delay your commencement of employment with Syneos Health, or (b) that you receive continuation pay from your current employer. This additional payment will be made to you in a lump sum (less applicable taxes and withholdings) when the remainder of the Sign-on Cash Payment is made.

You are required to provide appropriate documentation for the completion of your new hire forms, including proof that you are eligible to work in the United States.

Please understand it is the policy of the Company not to solicit or accept proprietary information and/or trade secrets of other companies or third parties. If you have or have had access to trade secrets or other confidential, proprietary information from your former employer or another third party, the use of such information in performing your duties at the Company is prohibited. This may include, but is not limited to, confidential or proprietary information in the form of documents, magnetic media, software, customer lists, and business plans or strategies. By signing below, you represent that you have already advised the Company of any restrictions on your ability to work for the Company, such as any covenants not to compete or solicit with any former employers.

We greatly look forward to having you join our Company and becoming a member of our team. However, we recognize that you retain the option, as does the Company, of ending your employment with the Company at any time, with or without notice and with or without cause. As such, your employment with the Company is at-will and neither this letter nor any other oral or written representation may be considered a contract for any definite or specific period of time.

If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your own records. Should you have any questions about starting with the Company, please do not hesitate to contact me or Catherine Baritell directly. We are happy to assist in making your employment transition as smooth as possible. Congratulations and welcome to Syneos Health.

Sincerely

/s/ Lisa van Capelle

Lisa van Capelle

Chief Human Resources Officer

By:	/s/ Michael Brooks	Date:	24 September 2020
Name:	Michael Brooks